Exhibit 99.1

FOR IMMEDIATE RELEASE

PERRIGO COMPANY AND ELAN CORPORATION PLC RECEIVE IRISH HIGH COURT APPROVAL FOR PERRIGO’S PROPOSED ACQUISITION OF ELAN

ALLEGAN, MI and DUBLIN, IRELAND – December 13, 2013 – Perrigo Company (NYSE: PRGO; TASE) and Elan Corporation, plc (NYSE: ELN) (“Elan”) today announced that the Irish High Court has approved Perrigo’s pending acquisition of Elan.

As previously announced, on July 28, 2013, Perrigo and Elan entered into a transaction agreement pursuant to which Perrigo agreed to acquire Elan through the formation of a new Irish holding company that has since been renamed Perrigo Company plc (“New Perrigo”). The acquisition of Elan will be effected by a “scheme of arrangement” under Irish law and, in connection with the acquisition, a subsidiary of New Perrigo will merge with and into Perrigo. Following the consummation of these transactions, both Perrigo and Elan will be wholly owned subsidiaries of New Perrigo.

The parties have now obtained all regulatory approvals required to complete the transaction. The closing remains subject to the satisfaction of other customary closing conditions and is expected to occur on December 18, 2013. Based thereon, trading of Perrigo shares will continue on the New York Stock Exchange until the end of the day on December 18, 2013, and on the Tel Aviv Stock Exchange until 4:30 p.m. local time (9:30 a.m. Eastern Standard Time) on December 19, 2013; trading of Elan ordinary shares will continue on the Irish Stock Exchange until the end of the day on December 17, 2013, and trading of Elan American Depositary Shares will continue on the New York Stock Exchange until the end of the day on December 18, 2013. The delisting of Elan ordinary shares from the Irish Stock Exchange and of the Elan American Depositary Shares from the New York Stock Exchange will be effective following the close of trading in those respective markets on December 18, 2013. The ordinary shares of New Perrigo are expected to commence trading under the ticker symbol “PRGO” on the New York Stock Exchange on December 19, 2013, and on the Tel Aviv Stock Exchange on December 22, 2013.

Perrigo Chairman, President and CEO Mr. Joseph C. Papa stated: “We are pleased with the Irish High Court’s approval of the scheme of arrangement and expect to close the Elan transaction prior to the end of the year.”

For more information:

Elan Investor Relations:

Chris Burns	+1-800-252-3526
David Marshall	+353-1-709-4444

Elan Media Relations:

Emer Reynolds	+353-1-709-4022

Perrigo Investor Relations:

Arthur Shannon	+1-269-686-1709
Bradley Joseph	+1-269-686-3373

About Perrigo

From its beginnings as a packager of generic home remedies in 1887, Perrigo Company, based in Allegan, Michigan, has grown to become a leading global healthcare supplier. The Company develops, manufactures and distributes over-the-counter (“OTC”) and generic prescription (“Rx”) pharmaceuticals, nutritional products and active pharmaceutical ingredients (“API”) and is the world’s largest manufacturer of OTC pharmaceutical products for the store brand market. Perrigo’s mission is to offer uncompromised “quality, affordable healthcare productsTM”, and it does so across a wide variety of product categories primarily in the United States, United Kingdom, Mexico, Israel and Australia, as well as certain other markets throughout the world, including Canada, China and Latin America. Visit Perrigo on the Internet (http://www.perrigo.com).

About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN. For additional information about Elan, please visit Elan’s web site at www.elan.com.

About New Perrigo

Perrigo Company plc is a public limited company incorporated in Ireland solely for the purpose of effecting the transactions contemplated by the Transaction Agreement (as defined below). To date, New Perrigo has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement related to the acquisition of Elan.

The Elan directors accept responsibility for all the information contained in this announcement other than information relating to Perrigo and its subsidiary undertakings, the directors of Perrigo and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Elan directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Perrigo directors accept responsibility for all the information contained in this announcement other than information relating to Elan and its subsidiary undertakings, the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Perrigo directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Perrigo may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Cautionary Statement regarding Forward-Looking Statements

This announcement includes certain ‘forward looking statements’ within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of Perrigo, Elan and/or New Perrigo, their expectations relating to the transactions contemplated by that certain Transaction Agreement, dated as of July 28, 2013, between Elan, Perrigo, Leopard Company, Habsont (f/k/a Habsont Limited) and New Perrigo (the “Transaction Agreement”), and Perrigo’s, Elan’s and/or New Perrigo’s future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo’s, Elan’s and/or New Perrigo’s management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or rations; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements.

While Perrigo, Elan and New Perrigo believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s, Elan’s and/or New Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s, Elan’s and/or New Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, New Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement; access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s, Elan’s and New Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended June 29, 2013, Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and New Perrigo’s Registration Statement on Form S-4/A filed on October 8, 2013, in Perrigo’s, Elan’s and New Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo, Elan and New Perrigo from time to time.

The forward looking statements in this announcement are made only as of the date hereof, and unless otherwise required by applicable securities laws, Perrigo, Elan and New Perrigo disclaim any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Profit Forecast/Asset Valuation

No statement in this announcement is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Perrigo, New Perrigo or Elan, as appropriate.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.